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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                               AZONIC CORPORATION
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                                (Name of Issuer)


                                     COMMON
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                         (Title of Class of Securities)



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                                 (CUSIP Number)


                          CARRIAGE HOUSE CAPITAL LLC.
                               2530 S. Rural Road
                                 Tempe, AZ 85282
                               Phone: 480-731-9100
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 19, 2003
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


Carriage House Capital LLC
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*


WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION


AZ
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               7    SOLE VOTING POWER

  NUMBER OF
                    5,700,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                     5,700,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,700,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


95% post transaction
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14   TYPE OF REPORTING PERSON*


CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



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Item 1.  Security and Issuer.

This schedule relates to the acquisition of beneficial ownership of Common Stock of Azonic Corporation (hereinafter the "Company"), whose principal place of business is located at 2530 S. Rural Road, Tempe, AZ 85282, of which Reporting Person purchased 5,700,000 shares of common stock from John & Lisa Brasher, J.R. Nelson, and Nordstrom, Forbes & Lincoln on March 28, 2003. Such shares, and the shares to be issued in the consumation of the Plan and Agreement of Reorganization are the subject of this report.
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Item 2. Identity and Background.

     (a)        Name:  Carriage House Capital LLC ("Reporting Person")

                The following people are the officers and the Directors of the Carriage House Capital Corp.:

                KEVIN C. BAER, age 34, Secretary, attended NSCC from 1987 - 1990 in Beverly, MA where he earned a AA in Marketing. From 1991 to present he has been employed by Carriage House Capital Corp. where he started as a trainee and has been Executive Vice President since 1997 to date. His primary responsibility was in consulting with potential clients on capital structure and business plans and mergers and acquisitions. From 1999 - 2001 he was Secretary Treasurer and Director of Politics.Com, Inc. From 1994 to present he has been President, Secretary and Treasurer of Northeast Investments, Inc., where he supervised occasional investment opportunities.

                JEFFERY R. RICHARDS, age 62, CFO, obtained a Diploma of Theology in 1963 from Australian College of Divinity, and a Diploma of Divinity in 1963 from Australian College of Divinity. He obtain-ed a Licentiate of Theology, Australian College of Divinity in 1964 and a Diploma of Religious Education from New South Wales Theological College in 1966. He obtained a Diploma of Theology in 1973 from Monash University, Australia. He earned a Bachelor of Economics and Politics from the Australian Institute of Chartered Secretaries in 1975. He is a Chartered Secretary in Australia and is a Certified Practicing Accountant (1974) of the Australian Society of Accountants.

                HOWARD R. BAER, age 60, Chairman and Director, attended Burdette College in Boston, MA from 1959 - 1960 where he studied business law and accounting. From 1989 to present he has been President and Director of Carriage House Capital of Phoenix, AZ, which consults with and advises clients on capital structure and business and mergers and acquisitions.

     (b)        Address:  2530 S. Rural Road, Tempe, AZ 85282

     (c)        Occupation:  consulting firm

     (d) The reporting person nor its officers, directors, or principals have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations.)

     (e) The reporting person has not, during the last five years, been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree, or order of any type been entered against reporting person.

     (f)        Citizenship:  USA

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Item 3.  Source and Amount of Funds or Other Consideration.


Carriage House borrowed the funds from its principal shareholder, Howard Baer. No repayment terms have been negotiated at this time.

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Item 4.  Purpose of Transaction.

The ownership which is the subject of this Schedule was acquired by Reporting Person for the purpose of acquiring control of a public company to commence a business selling a liquid nutraceautical product. Other than the transaction for which this report is filed, Reporting Person has no further plans which relate to or would result in any of the following.

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company except for the instant transaction.

     (b) Any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries, except the transaction involving the acquisi-tion of a liquid nutraceautical product for marketing;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Reporting person is aware of the announced change of directors, Notice of which is to be sent to shareholders on a Schedule 14f Notice pursuant to the Securities & Exchange Act of 1934;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Reporting Person is aware of no further acquisition of control by anyone at this date;

     (g) Changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; provided, however, that the Reporting Person may exercise as yet ungranted options to acquire Common Stock of the Company in his discre-tion, which exercise may have the effect of impairing or imped-ing the acquisition of control by a third party;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

     (j)        Not applicable


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Item 5.  Interest in Securities of the Issuer.

     (a) As of the date of the filing of this Schedule, Reporting Person is deemed to beneficially own 5,700,000 shares of Common Stock of the Company, representing 95% of the issued and outstanding Common Stock. Prior to the share exchange transaction, Reporting Person owned no shares of registrant.

     (b) Reporting Person has sole power to vote and dispose of 5,700,000 shares of common stock of Registrant which constitute 95% of the issued and outstanding shares as of this date.

     (c)       None

     (d)       Not Applicable

     (e)       Not Applicable

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


There are no other contracts, arrangements, understandings, or relationships of the type required to be disclosed under this Item between the Reporting Person and any other person, except as described in this Report.
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Item 7. Material to be Filed as Exhibits.


10.1    Share Purchase Agreement
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

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        October 6, 2003
                                        ----------------------------------------
                                                         (Date)

                                        CARRIAGE HOUSE CAPITAL LLC


                                        By:  Howard Baer
                                           -------------------------------------
                                                       (Signature)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).